UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

May 12, 2003

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On May 8, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated May 8, 2003

Earnings Release 1Q 2003

May 8, 2003

Despite weak market conditions earnings were strong in 1Q 2003

Highlights 1Q 2003

· EBITDA of DKK 3.4bn, up 7.3%

· Net income of DKK 504m, up 54.6%

· Strong performance in TDC Switzerland

· Outlook 2003 reaffirmed for EBITDA and net income

- all comparisons in this release are compared with 1Q 2002, unless otherwise stated

TDC Group, Income statements

DKKm	1Q 2002	1Q 2003	Change
			in %
Net revenues	12 630	12 178	(3,6)
Total revenues	13 173	12 614	(4,2)
Total operating expenses	(9 966)	(9 172)	8,0
EBITDA [1]	3 207	3 442	7,3
Depreciation, amortization and write-downs	(2 146)	(2 150)	(0,2)
Operating income [2]	1 061	1 292	21,8
One-time items	(459)	(55)	88,0
Net financials	(321)	(183)	43,0
- of which fair value adjustments	88	92	4,5
Income before income taxes	281	1 054	-
Income taxes	(22)	(494)	-
Income before minority interests	259	560	116,2
Minority interests' share of net income	67	(56)	-
Net income	326	504	54,6
Net income excl. one-time items and fair value adjustments	372	461	23,9

EBITDA margin in %	25,4	28,3	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 21.
2) Operating income is excl. one-time items in this report unless otherwise stated

Group highlights 1Q 2003

COPENHAGEN, Denmark, May 8, 2003 - The TDC Group today reported 1Q 2003 earnings before interest, taxes, depreciation and amortization (EBITDA) of DKK 3,442m, up 7.3%, operating income  excl. one-time items of DKK 1,292m, up 21.8% and net income excl. one-time items and fair value adjustments of DKK 461m, up 23.9%.

Capital expenditures excluding share acquisitions totaled DKK 1,497m, a 10.8% reduction.

Henning Dyremose, CEO and President says "in the first quarter of 2003 we have reinforced our cost control resulting in a 2.9 percentage point increase in EBITDA-margin to 28.3% and with lower capex, this resulted in very good operating cash flow. In addition, we have closed non-profitable directories activities in Norway, underlining our firm commitment to improve cash generation' and Henning Dyremose continues "TDC's domestic business has experienced stagnation from a weak Danish economy, fierce competition and tough regulation. We therefore think there is a need and possibility to reduce the cost base in the domestic operations. We will take the necessary measures to achieve this and management has, among other things, initiated a dialog with the labor representatives about this".

Net revenues

TDC's net revenues amounted to DKK 12,178m in 1Q 2003, a decrease of 3.6%.

More specifically, 1Q 2003 net revenues declined by DKK 452m, influenced by a DKK 200m reduction in TDC Solutions, a DKK 384m reduction in TDC Mobile International, however partially offset by an increase of DKK 137m in TDC Switzerland.

TDC Mobile International's revenues were negatively impacted DKK 292m from the deconsolidation of UMC and the restructuring of Talkline.

Total operating expenses

Total operating expenses amounted to DKK 9,172m in 1Q 2003, down 8.0%. Wages, salaries and pension costs were DKK 2,413m, almost unchanged on 1Q 2002, reflecting higher wages per employee and a 2.2% reduction in the number of employees (full-time equivalents).

The DKK 794m reduction in total operating expenses was driven by TDC Solutions with DKK 250m, TDC Mobile International with DKK 345m and TDC Switzerland with DKK 227m, reflecting TDC's overall focus on reducing the cost base.

Number of employees, TDC Group

4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
22485	22565	22816	22487	22263	22060

EBITDA

EBITDA increased 7.3% to DKK 3,442m in 1Q 2003, equivalent to an increase in the EBITDA margin to 28.3% from 25.4% in 1Q 2002. The increase in EBITDA margin is due mainly to improvements in TDC Switzerland and TDC Solutions.

In absolute terms EBITDA improved by DKK 235m, reflecting a DKK 375m improvement in TDC Switzerland, however partially offset by a lower contribution from TDC Mobile International and TDC Directories.

Given the challenging revenue environment, EBITDA improvements are primarily a function of TDC's firm cost and productivity improvement initiatives.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 2,150m, almost unchanged.

Operating income

Operating income was DKK 1,292m, up 21.8%, reflecting higher EBITDA and unchanged depreciation and amortization. The DKK 231m increase reflects a significant improvement of DKK 383m in TDC Switzerland, partially offset by TDC Mobile International and TDC Directories.

One-time items

During 1Q 2003 TDC incurred a one-time item of DKK (55)m before tax, related to the closure of TDC Directories' non-profitable Norwegian activities.

Net financials

Net financials in 1Q 2003 were DKK (183)m compared with DKK (321)m in 1Q 2002. Interest and other financial expenses, net, were DKK 279m, down 27.2%, reflecting the effect of lower average net debt and lower interest rates. Fair value adjustments of financial assets were almost unchanged and income from investments improved DKK 30m to DKK 4m.

Income before tax

Income before tax were DKK 1,054m compared with DKK 281m in 1Q 2002, up due to improvements in operating income including one-time items and net financials.

Income taxes

Income taxes amounted to DKK (494)m, up from DKK (22)m. Tax related to income excluding one-time items and fair value adjustments was DKK (500)m compared with DKK (347)m, reflecting taxes on the improved earnings before tax.

Net income

Net income, excluding one-time items and fair value adjustments, amounted to DKK 461m, up 23.9%.

Including one-time items and fair value adjustments, net income amounted to DKK 504m, up 54.6%

Statements of Cash Flow

Cash flow from operating activities was DKK 2,477m, up 8.1%, driven by improved EBITDA. Cash flow from investing activities was DKK (9,435)m compared with DKK (1,311)m, reflecting primarily the acquisition of minority shareowner shares in TDC Switzerland for a price of DKK 7.9bn. Cash flow from financing activities was DKK 6,076m, up from DKK 1,441m, reflecting TDC's issuance of a EUR 1bn 7-year bond.

Capital expenditures

Capital expenditures excluding share acquisitions totaled DKK 1,497m, a 10.8% reduction.

In absolute terms the reduction was DKK 181m, driven primarily by a reduction of DKK 204m in TDC Solutions, bringing the capex to net revenues ratio for the TDC Group down to 12.3% from 13.3%.

Number of customers

TDC's total pro rata customer base was 14.4m, up 8.5%.

The number of customers in the Danish activities was 6.9m, up 4.9% and the number of customers in the international activities was 7.5m, up 12.0%.

ADSL customers in Denmark grew 97.4% to 302,000, and when including broadband cable TV internet access the total was 349,000, up 99.4%.

The mobile customer base grew 14.9% to 7.2m, driven by customer intake in TDC Switzerland, TDC Mobil A/S and Polkomtel.

Business line performance in 1Q 2003

TDC Solutions Group

TDC Solutions activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	1Q 2002	1Q 2003	Change in %
Net revenues, total	4 820	4 620	(4,1)
Landline telephony	2 832	2 544	(10,2)
Retail	2 061	1 924	(6,6)
Subscriptions	1 020	967	(5,2)
Traffic	1 041	957	(8,1)
Wholesale	771	620	(19,6)
Transit traffic	336	251	(25,3)
Other [1]	435	369	(15,2)
Leased lines	415	330	(20,5)
Data communications and Internet services	637	782	22,8
Terminal equipment etc.	622	609	(2,1)
Other [2]	314	355	13,1
Other revenues [3]	385	343	(10,9)
Total revenues	5 205	4 963	(4,6)
Operating expenses	(3 823)	(3 573)	6,5
Transmission costs, raw materials and supplies	(1 436)	(1 356)	5,6
Other external charges	(1 199)	(1 061)	11,5
Wages, salaries and pension costs	(1 188)	(1 156)	2,7
EBITDA	1 382	1 390	0,6
Depreciation, amortization and write-downs	(700)	(737)	(5,3)
Operating income	682	653	(4,3)
1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions, our domestic landline business, is impacted by strong growth in broadband and IP services, and decline in traditional telephony services. The latter reflects traffic migrating from landline telephony to mobile telephony, ADSL, e-mails and intra-company VPN/IP-based solutions.

In 1Q 2003 these trends led to net revenues of DKK 4,620m, a decrease of 4.1%.

Net revenues from data communications and Internet services increased 22.8% to DKK 782m. This strong growth was offset by revenues from traditional landline telephony which decreased 10.2% to DKK 2,544m, driven primarily by a reduction in the number of minutes of 6.5% to 5,069m.

Domestic landline traffic (mill. minutes)

1Q01	1Q02	1Q03
6073	5419	5069

ADSL customers ('000)

1Q01	1Q02	1Q03
18	153	302

In June 2002, controlled hiring was introduced to bring down the headcount in TDC's domestic operations. The result of this effort is a decrease of 519 employees in TDC Solutions since 1Q 2002, bringing a 2.7% decrease in wages, salaries and pension costs.

Other external charges have also been brought down, resulting in an 11.5% decrease.

EBITDA amounted to DKK 1,390m in 1Q 2003, up DKK 8m or 0.6%, hence an EBITDA margin of 30.1% compared with 28.7% and reflecting the strong improvement in our cost base.

Depreciation and amortization increased by DKK 37m to DKK 737m.

Operating income amounted to DKK 653m, down 4.3%.

Capex amounted to DKK 575m, down 26.2%, bringing the capex to net revenues ratio down to 12.4% from 16.2%.

By the end of 1Q 2003, the number of domestic landline customers in TDC Solutions, including retail and wholesale PSTN and ISDN, was 3.049m, a decline of 2.5% compared with 1Q 2002. The number of Duét customers was 268,000 up 5.1%.

The number of ADSL customers increased 149,000, or 97.4% to 302,000, while Internet dial-up customers decreased  2.0% to 532,000.

After the close of 1Q 2003 the non-profitable Polish subsidiary, TDC Internet Polska, was divested.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and Connect Austria.

DKKm	1Q 2002	1Q 2003	Change in %
Net revenues, total	4 066	3 682	(9,4)
Domestic operations	1 163	1 207	3,8
European network operators	811	785	(3,2)
Talkline	2 092	1 690	(19,2)
Other revenues [1]	104	63	(39,4)
Total revenues	4 170	3 745	(10,2)
Operating expenses	(3 436)	(3 091)	10,0
Transmission costs, raw materials and supplies	(2 178)	(1 840)	15,5
Other external charges	(952)	(965)	(1,4)
Wages, salaries and pension costs	(306)	(286)	6,5
EBITDA	734	654	(10,9)
Domestic operations	323	336	4,0
European network operators	301	248	(17,6)
Talkline	110	70	(36,4)
Depreciation, amortization and write-downs	(336)	(382)	(13,7)
Operating income	398	272	(31,7)
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International's 1Q 2003 net revenues amounted to DKK 3,682m, a reduction of 9.4%, reflecting mainly the restructuring of Talkline and the deconsolidation of UMC.

Total operating expenses declined 10.0% to DKK 3,091m, driven by a 6.5% reduction in wages, salaries and pension costs and a 15.5% reduction in transmission costs, raw materials and supplies, influenced by the restructuring of Talkline and deconsolidation of UMC.

EBITDA amounted to DKK 654m, down 10.9%, due mainly to lower EBITDA in Talkline and Polkomtel and due to the deconsolidation of UMC.

Depreciation and amortization increased 13.7% to DKK 382m in 1Q 2003, mainly related to the domestic mobile operation due to changes in the depreciation profile.

Operating income for TDC Mobile International amounted to DKK 272m in 1Q 2003, down 31.7% compared with 1Q 2002, driven by the deconsolidation of UMC, lower EBITDA in Talkline and Polkomtel, and higher domestic depreciation.

Capital expenditures were DKK 307m, down 13.5%, bringing the capex to net revenues ratio down to 8.3% from 8.7%.

Domestic mobile

The domestic mobile market is seeing stable customer and traffic growth, and a continued intensive price competition. In order to develop and expand business, TDC Mobil is focusing on increasing the market share and profitability. As the market leader, TDC provides the best platform for voice traffic and data services.

Domestic mobile net revenues amounted to DKK 1,207m, up 3.8%, while EBITDA increased 4.0% to DKK 336m. The main driver of revenues was a 13.2% increase in traffic volumes. The strong traffic growth was, however, offset by price reductions.

The number of customers in domestic mobile including mobile customers in TDC Solutions was 2.076m by the end of 1Q 2003, up 10.8%.

After the close of 1Q 2003 TDC Mobile International acquired a minority stake in mobile service provider Telmore.

European network operators

European network operators comprise Polkomtel, Bité and Connect Austria.

Net revenues amounted to DKK 785m, down 3.2%, while EBITDA amounted to DKK 248m, down 17.6%. Both net revenues and EBITDA were negatively impacted by the deconsolidation of UMC.

Polkomtel net revenues on a pro rata basis amounted to DKK 424m in 1Q 2003, down 6.2%, due mainly to changes in exchange rates.

EBITDA amounted to DKK 151m on a pro rata basis, down 17.9%, due mainly to increased customer acquisition cost expenditures and changes in the exchange rates.

On a pro rata basis Polkomtelhad 949,000 customers by 1Q 2003, up 33.3%.

Bité net revenues amounted to DKK 195m in 1Q 2003, an increase of 56.0%.

EBITDA amounted to DKK 46m, up 53.3%.

Bité had 472,000 mobile customers, up 63.3%.

Connect Austria net revenues amounted to DKK 166m in 1Q 2003 on a pro rata basis, up 9.2%

EBITDA amounted to DKK 51m on a pro rata basis, up 24.4%

Connect Austria had 206,000 mobile customers on a pro rata basis, up 5.6%.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony. Talkline has increased the number of customers in order to grow the base for future earnings.

Talkline's net revenues amounted to DKK 1,690m, down 19.2%, reflecting primarily the restructuring of Talkline, which was completed in 2Q 2002.

EBITDA amounted to DKK 70m, down 36.4% impacted by reduced ARPU and increasing customer acquisition costs.

Talkline had 1.777m mobile customers, up 5.0% compared with 1Q 2002, or 3.7% since the end of 2002.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	1Q 2002	1Q 2003	Change in %
Net revenues, total	2 165	2 302	6,3
Mobile telephony	1 102	1 236	12,2
Landline telephony	915	900	(1,6)
Internet services	148	166	12,2
Other revenues [1]	13	24	84,6
Total revenues	2 178	2 326	6,8
Operating expenses	(2 057)	(1 830)	11,0
Transmission costs, raw materials and supplies	(986)	(879)	10,9
Other external charges	(756)	(624)	17,5
Wages, salaries and pension costs	(315)	(327)	(3,8)
EBITDA	121	496	-
Depreciation, amortization and write-downs	(606)	(598)	1,3
- of which goodwill amortization	(228)	(268)	(17,5)
Operating income	(485)	(102)	79,0
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland is positioned as the second-largest telecommunications provider in the attractive Swiss market.

Since the acquisition of TDC Switzerland, TDC has implemented significant operational changes that have subsequently improved profitability.

Net revenues have been growing due primarily to better positioning in the mobile market. To expand the total market position further, TDC Switzerland has initiated an even more focused and segmented approach to the market.

EBITDA margins have improved, due partly to realization of further cost synergies from the merger between diAx and sunrise, and partly due to the increased scale of the operation.

On April 1, 2003, a new ordinance came into effect, putting leased lines and bitstream access under the interconnection regime, whereby Swisscom has to offer these services at non-discriminatory and cost-based conditions. Even though it will most likely take some time before local loop unbundling is a fact, the steps so far mark a successful milestone in TDC Switzerland's quest to establish itself as the number one alternative full service provider in the Swiss market.

In 1Q 2003 TDC Switzerland net revenues amounted to DKK 2,302m, up 6.3% compared with 1Q 2002, driven primarily by a 12.2% increase in mobile net revenues to DKK 1,236m. Landline telephony revenues amounted to DKK 900m, down 1.6%, while net revenues from Internet services increased 12.2% to DKK 166m.

Total operating expenses decreased 11.0% to DKK 1,830m. This decrease was due mainly to a 10.9% decrease in transmission costs, raw materials and supplies and a 17.5% decrease in other external charges. Wages, salaries and pension costs increased by 3.8%.

EBITDA amounted to DKK 496m, up from DKK 121m; hence the EBITDA margin in 1Q 2003 was 21.5%, up from 5.6%.

Depreciation, amortization and write-downs amounted to DKK 598m, a decrease of 1.3%, including goodwill amortization that amounted to DKK 268m in 1Q 2003, up 17.5%.

Operating income amounted to DKK (102)m in 1Q 2003, compared with DKK (485)m in 1Q 2002.

Capital expenditures were DKK 249m, down 14.1%, bringing the capex to net revenues ratio down to 10.8% from 13.4%.

TDC Switzerland had 2.6m customers by the end of 1Q 2003, up 202,000 or 8.5%. The customer base comprised 1.170m mobile customers, up 15.8%, 841,000 landline customers, up 2.3% and 557,000 Internet and ADSL customers, up 4.3%.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories overall performance is impacted by the current weakness of the corporate advertising spending.

TDC Directories' results are affected by release dates of printed directories. Revenues from printed directories are recognized at the time of release. This can bring significant fluctuation in revenues and earnings from quarter to quarter.

Financial performance in 1Q 2003 was impacted by a change in timing of the release of yellow pages publications.

Net revenues in 1Q 2003 amounted to DKK 208m, a decline of 29.7%.

Total operating expenses decreased 10.3% to DKK 226m.

EBITDA amounted to DKK (16)m in 1Q 2003, down from DKK 45m.

In 1Q 2003, TDC Directories closed down loss-making Norwegian subsidiary Storbyguiden.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark, as well as Internet access.

TDC Cable TV is gradually expanding its traditional TV business, while continuing to increase the coverage of Internet services.

TDC Cable TV's net revenues amounted to DKK 368m, up 14.6%, reflecting mainly an increased customer base in both the traditional cable-TV business and Internet.

Total operating expenses increased 9.3% to DKK 351m.

EBITDA was DKK 22m, compared with DKK 2m in 1Q 2002.

By the end of 1Q 2003, TDC Cable TV had 890,000 Cable TV customers, up 3.0%, and 73,000 Internet access customers, up 114.7%. Of these customers, 47,000 have high-speed Internet access.

Outlook

The Outlook for 2003 for the TDC Group is unchanged for EBITDA and net income compared with Outlook 2003 provided on February 26, 2003. However there are minor re-allocations between the business lines.

Net revenues for TDC Group has been revised to DKK 51.2bn from DKK 52.8bn, reflecting primarily lower revenues from low-margin activities in Talkline and to a minor extent lower revenues from Danish businesses and TDC Switzerland.

Outlook for 2003
(Excl. one-time items and fair value adjustments)
DKKbn	2002	2003	Change in %
TDC Solutions
Net revenues	19,4	19,2	(1,0)
EBITDA	5,8	5,7	(1,4)
TDC Mobile International
Net revenues [1]	16,3	16,0	(1,6)
EBITDA [2]	3,2	3,4	5,3
TDC Switzerland
Net revenues	8,9	9,3	4,1
EBITDA	1,3	2,0	57,6
TDC Cable TV
Net revenues	1,3	1,5	12,1
EBITDA	0,0	0,1	-
TDC Directories
Net revenues	1,5	1,5	-
EBITDA	0,4	0,4	-
Other [3]
Net revenues	3,8	3,7	(2,6)
EBITDA	3,6	3,2	(10,3)

TDC Group
Net revenues	51,2	51,2	0,1
EBITDA	14,3	14,8	3,4
Net Income [4]	2,2	1,9	(12,4)
1) Adjusted for restructuring of Talkline and deconsolidation of UMC, growth is expected to be 1.7%.
2) Adjusted for the deconsolidation of UMC, growth is expected to be 10.2%
3) Includes TDC Services, Belgacom, TDC A/S and elimination of internal settlements.
4) Adjusted for impact from put option exercise regarding TDC Switzerland net income is expected to be DKK 2.5 bn, or 15.3% higher than in 2002.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims' and 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Conference call

TDC invites you to take part in a conference call today at 16.30 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2003 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com . Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference call will also be available through Bloomberg by typing TDCR [go], where the presentation will also be available from May 9, 2003.

The conference will be available in digital replay until May 15, 2003: +353 1 240 0041. Access code: 226580#.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar for 2003 is as follows (more details on www.tdc.com):

June

Form 20F for 2002 is registered at USA's Securities and Exchange Commission (SEC).

August 5

Earnings Release 2Q 2003

November 4

Earnings Release 3Q 2003

TDC Group
Statements of Income

DKKm	1Q 2002	1Q 2003	Change in %

Net revenues	12 630	12 178	(3,6)
Domestic net revenues	5 536	5 380	(2,8)
in percent of total net revenues	43,8%	44,2%
International net revenues	7 094	6 798	(4,2)
in percent of total net revenues	56,2%	55,8%
Other revenues	543	436	(19,7)
Total revenues	13 173	12 614	(4,2)

Transmission costs, raw materials and supplies	(4 763)	(4 255)	10,7
Other external charges (marketing, rent, transport etc.)	(2 793)	(2 504)	10,3
Wages, salaries and pension costs	(2 410)	(2 413)	(0,1)
Total operating expenses	(9 966)	(9 172)	8,0
EBITDA	3 207	3 442	7,3
of which domestic EBITDA	2 033	1 982	(2,5)
in percent of total EBITDA	63,4%	57,6%
of which international EBITDA	1 174	1 460	24,4
in percent of total EBITDA	36,6%	42,4%
Depreciation, amortization and write-downs	(2 146)	(2 150)	(0,2)
of which goodwill amortization	(375)	(385)	(2,7)
Operating income	1 061	1 292	21,8
One-time items, net	(459)	(55)	88,0
Operating income including one-time items	602	1 237	105,5
Net financials	(321)	(183)	43,0
of which financial expenses, net	(383)	(279)	27,2
of which income from investment in other associated enterprises	(26)	4	-
of which fair value adjustment	88	92	4,5
Income before income taxes	281	1 054	-
Total income taxes	(22)	(494)	-
of which related to income excl. one-time items and fair value adjustments	(347)	(500)	(44,1)
of which related to fair value adjustments	(45)	(2)	95,6
of which related to one-time items	370	8	(97,8)
Income before minorities	259	560	116,2
Minority interests' share of net income	67	(56)	-
Net income	326	504	54,6
Net income excluding one-time items and fair value adjustments	372	461	23,9

Statements of Income for the business lines

DKKm	TDC Solutions Group		TDC Mobile International Group		TDC Switzerland		TDC Directories Group

	1Q 2002	1Q 2003	1Q 2002	1Q 2003	1Q 2002	1Q 2003	1Q 2002	1Q 2003
Net revenues, external customers	4 547	4 332	3 732	3 361	2 165	2 302	266	178
Net revenues, other business lines	273	288	334	321	0	1	30	30
Other revenues [1]	385	343	104	63	13	23	1	2
Total revenues	5 205	4 963	4 170	3 745	2 178	2 326	297	210
Total operating expenses	(3 823)	(3 573)	(3 436)	(3 091)	(2 057)	(1 830)	(252)	(226)
EBITDA	1 382	1 390	734	654	121	496	45	(16)
Depreciation, amortization and write-downs	(700)	(737)	(336)	(382)	(606)	(598)	(26)	(29)
Operating income	682	653	398	272	(485)	(102)	19	(45)

Capital expenditures excl. share acquisitions	779	575	355	307	290	249	6	4

DKKm	TDC Cable TV Group		Other [2]		TDC Group

	1Q 2002	1Q 2003	1Q 2002	1Q 2003	1Q 2002	1Q 2003
Net revenues, external customers	322	366	1 598	1 639	12 630	12 178
Net revenues, other business lines	(1)	2	(636)	(642)	0	0
Other revenues [1]	2	5	38	0	543	436
Total revenues	323	373	1 000	997	13 173	12 614
Total operating expenses	(321)	(351)	(77)	(101)	(9 966)	(9 172)
EBITDA	2	22	923	896	3 207	3 442
Depreciation, amortization and write-downs	(54)	(53)	(424)	(351)	(2 146)	(2 150)
Operating income	(52)	(31)	499	545	1 061	1 292

Capital expenditures excl. share acquisitions	64	70	184	292	1 678	1 497

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, Belgacom, TDC Services and eliminations.

TDC Group
Balance Sheets

TDC Group (DKKm)	1Q 2002	1Q 2003

Assets
Intangible assets, net	29 442	34 796
Property, plant and equipment, net	33 955	32 399
Investments and other assets, net	3 235	1 742
Total fixed assets	66 632	68 937

Total inventories	1 062	886
Total accounts receivable	23 726	21 435
Marketable securities	1 667	3 079
Cash	3 276	1 636
Total current assets	29 731	27 036

Total assets	96 363	95 973

Liabilities and shareowners' equity
Shareowners' equity	33 583	35 393
Minority interests	642	395
Total provisions	7 995	7 623

Total long-term debt	23 687	35 619

Current maturities of long-term debt	2 119	1 394
Short-term bank loans	12 991	332
Trade accounts payable	8 404	6 772
Other incl. deferred income	6 942	8 445
Total short-term debt	30 456	16 943
Total debt	54 143	52 562

Total liabilities	62 780	60 580

Total liabilities and shareowners' equity	96 363	95 973

Net interest-bearing debt	33 854	32 630

Cash flow statements
Proportionally consolidated

TDC Group (DKKm)	1Q 2002	1Q 2003	Change in %
EBITDA	3 207	3 442	7,3
Interest paid	(65)	(149)	(129,2)
Tax paid	(485)	(399)	17,7
Change in working capital	23	(172)	-
Other	(389)	(245)	37,0
Cash flow from operating activities	2 291	2 477	8,1
Capex excl. share acquisitions	(1 678)	(1 497)	10,8
Share acquisitions	(464)	(7 891)	-
Change in trade accounts payable, capex	(238)	(69)	71,0
Divestment of assets	1 069	22	(97,9)
Cash flow from investing activities	(1 311)	(9 435)	-
Change in interest-bearing debt	1 621	6 194	-
Consolidation of acquired companies	(4)	0	-
Currency translation adjustments	(58)	138	-
Other	(118)	(256)	(116,9)
Cash flow from financing activities	1 441	6 076	-

Increase/(decrease) in cash and cash equivalents	2 421	(882)	-

Cash and cash equivalents, end of period	4 943	4 715	(4,6)

Shareowners' equity

TDC Group (DKKm)		1Q 2002	1Q 2003
Shareowners' equity at January 1		33 274	35 306
Net income		326	504
Acquisition of treasury shares		(137)	(248)
Currency translation adjustments		120	(169)
Shareowners' equity at December 31		33 583	35 393

Traffic statistics

Domestic traffic data
Traffic volume (million minutes):	1Q 2002	1Q 2003	Change
			in %

Domestic landline traffic including wholesale	5 419	5 069	(6,5)
- of which voice traffic	2 700	2 532	(6,2)
International landline traffic	498	489	(1,8)
Mobile traffic including wholesale	676	765	13,2

Employees

Full-time equivalents 1)
TDC and fully consolidated subsidiaries	1Q 2002	1Q 2003	Change [2]
			in %
TDC Solutions	13 081	12 562	4,0
TDC Mobile International	2 894	2 681	7,4
TDC Switzerland	2 241	2 320	(3,5)
TDC Directories	1 133	1 139	(0,5)
TDC Cable TV	700	702	(0,3)
Others	2 516	2 656	(5,6)
TDC Group	22 565	22 060	2,2

1)      The definition has been changed compared with earnings release 1Q 2002. Historical figures have been changed accordingly. The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

2) Positive figures indicate fewer employees.

Selected financial and operating data 1998 - 1Q 2003

		1998	1999	2000	2001	2002	1Q 2003

Statements of Income	DKKm
Net revenues		33 989	38 206	44 552	51 564	51 155	12 178
Total revenues		35 867	40 437	46 757	54 082	53 477	12 614
Total operating expenses		(24 859)	(28 104)	(33 742)	(41 212)	(39 164)	(9 172)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		11 008	12 333	13 015	12 870	14 313	3 442
Depreciation, amortization and write-downs		(5 331)	(5 640)	(6 240)	(8 531)	(9 178)	(2 150)
Operating income		5 677	6 693	6 775	4 339	5 135	1 292
One-time items		755	0	6 161	(2 548)	(1 133)	(55)
Operating income incl. one-time items		6 432	6 693	12 936	1 791	4 002	1 237
Net financials		206	(224)	(470)	(787)	2 133	(183)
Income before income taxes		6 638	6 469	12 466	1 004	6 135	1 054
Total income taxes		(1 896)	(2 667)	(3 212)	(1 425)	(1 686)	(494)
Income before minority interests		4 742	3 802	9 254	(421)	4 449	560
Minority interests		(34)	(62)	(15)	407	93	(56)
Net income		4 708	3 740	9 239	(14)	4 542	504

Net income excluding one-time items and fair value adjustments
Operating income		5 677	6 693	6 775	4 339	5 135	1 292
Net financials		(63)	(272)	(614)	(1 410)	(1 124)	(275)
Income before income taxes		5 614	6 421	6 161	2 929	4 011	1 017
Income taxes related to ordinary income		(2 045)	(2 660)	(2 563)	(1 843)	(1 899)	(500)
Net income before minority interests		3 569	3 761	3 598	1 086	2 112	517
Minority interests' share of ordinary income		(34)	(62)	(15)	355	57	(56)
Net income		3 535	3 699	3 583	1 441	2 169	461

Balance Sheets	DKKbn
Total assets		54,0	62,8	75,8	93,7	90,6	96,0
Net interest-bearing debt		8,6	13,6	14,1	34,6	25,6	32,6
Total shareowners' equity		26,9	28,5	35,5	33,3	35,3	35,4
Shares issued (million)		216,5	216,5	216,5	216,5	216,5	216,5

Statements of Cash Flow	DKKm
Operating activities		8 999	8 504	8 947	7 000	12 541	2 477
Investing activities		(5 925)	(11 318)	(7 520)	(20 841)	(2 060)	(9 435)
Financing activities		(8 830)	2 997	3 277	10 511	(7 402)	6 076
Change in cash and cash equivalents		(5 756)	183	4 704	(3 330)	3 079	(882)

Capital expenditures	DKKbn
Excluding share acquisitions		7,4	7,5	9,8	11,2	7,7	1,5
Including share acquisitions		8,0	11,6	16,2	23,3	8,9	9,4

Key financial ratios
Reported EPS	DKK	21,7	17,3	42,7	(0,1)	21,0	2,3
Operating EPS 1)	DKK	16,3	17,1	16,5	6,7	9,9	2,1
Dividend per share	DKK	9,5	10,0	10,5	11,0	11,5
EBITDA margin	%	32,4	32,3	29,2	25,0	28,0	28,3
Return on capital employed (ROCE) 2)%		17,4	19,4	16,8	9,9	11,1	2,8

Subscriber base - pro rata (end of period)	('000)
Landline		4 277	4 410	4 559	4 740	4 458	4 583
- Domestic		3 204	3 203	3 182	3 139	3 076	3 049
- International		1 073	1 207	1 377	1 601	1 382	1 534
Mobile		2 312	3 233	4 879	6 301	6 746	7 239
- Domestic		995	1 294	1 639	1 896	1 975	2 076
- International		1 317	1 939	3 240	4 405	4 771	5 163
Internet		327	662	1 063	1 579	1 495	1 698
Cable TV		812	825	801	828	885	890
Total subscribers		7 728	9 130	11 302	13 448	13 584	14 410

Number of employees 3)		17 714	18 158	19 946	22 485	22 263	22 060
DKK/USD exchange rate							6,95
DKK/EUR exchange rate							7,43

1) Operating EPS excludes one-time items and fair value adjustments.
2) ROCE is defined as operating income before one-time items plus interest and other financial income excl. fair value adjustments divided by total shareowners' equity plus interest-bearing debt.

3) The definition has been changed compared with earlier earnings releases. Historical figures have been changed accordingly. The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

Quarterly figures 2001-1Q 2003

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03
DKKm

TDC Solutions	19 719	4 820	4 919	4 818	4 846	19 403	4 620
TDC Mobile International	17 580	4 066	4 030	4 136	4 027	16 259	3 682
- Domestic	4 808	1 163	1 316	1 363	1 313	5 152	1 207
- European net operators	3 425	811	846	984	831	3 474	786
- Talkline	9 347	2 092	1 869	1 789	1 883	7 633	1 690
TDC Switzerland	7 776	2 165	2 179	2 247	2 341	8 932	2 302
TDC Directories	1 502	296	336	419	478	1 529	208
TDC Cable TV	1 191	321	325	338	354	1 338	368
Others [1]	3 796	962	934	885	913	3 694	998
Net revenues	51 564	12 630	12 723	12 843	12 959	51 155	12 178

TDC Solutions	6 247	1 382	1 386	1 551	1 458	5 777	1 390
TDC Mobile International	2 332	734	860	938	696	3 228	654
- Domestic	1 341	323	401	468	426	1 618	336
- European net operators	877	301	310	305	200	1 117	248
- Talkline	114	110	149	164	70	493	70
TDC Switzerland	(77)	121	234	367	547	1 269	496
TDC Directories	503	45	92	155	147	439	(16)
TDC Cable TV	(50)	2	5	11	12	30	22
Others [1]	3 915	923	916	839	892	3 570	896
EBITDA	12 870	3 207	3 493	3 861	3 752	14 313	3 442
Depreciation	(8 531)	(2 146)	(2 189)	(2 214)	(2 629)	(9 178)	(2 150)
- of which goodwill amortization	(1 474)	(375)	(377)	(359)	(377)	(1 488)	(385)
Operating income	4 339	1 061	1 304	1 647	1 123	5 135	1 292
One time items	(2 548)	(459)	114	(815)	27	(1 133)	(55)
Operating income, incl. one-time items	1 791	602	1 418	832	1 150	4 002	1 237
Net financials	(787)	(321)	(61)	2 460	55	2 133	(183)
- Financial expenses, net	(1 355)	(383)	(354)	(337)	(40)	(1 114)	(279)
- Income from inv. in other assoc. ent.	(55)	(26)	(7)	4	19	(10)	4
- Fair value adj.	623	88	300	2 793	76	3 257	92
Income before income taxes	1 004	281	1 357	3 292	1 205	6 135	1 054
Tax	(1 425)	(22)	(537)	(584)	(543)	(1 686)	(494)
- Ordinary income tax	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)
- Tax related to one-time items	441	370	(105)	-	(27)	238	8
-Tax on fair value adj.	(23)	(45)	42	-	(22)	(25)	(2)
Net income before minority interests	(421)	259	820	2 708	662	4 449	560
Minorities	407	67	45	24	(43)	93	(56)
- Minorities of ordinary income	355	67	45	(12)	(43)	57	(56)
- Minorities related to one-time items	52	-	-	36	-	36	-
Net income	(14)	326	865	2 732	619	4 542	504

Excluding one-time items and fair value adjustments
Operating income	4 339	1 061	1 304	1 647	1 123	5 135	1 292
Net financials	(1 410)	(409)	(361)	(333)	(21)	(1 124)	(275)
Income before income taxes	2 929	652	943	1 314	1 102	4 011	1 017
Income taxes related to ordinary income	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)
Net income before minority interests	1 086	305	469	730	608	2 112	517
Minorities' share of ordinary income	355	67	45	(12)	(43)	57	(56)
Net income	1 441	372	514	718	565	2 169	461

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations.

Capex, excl. share acquisitions

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03
DKKm

TDC Solutions	3 959	779	953	893	923	3 548	575
TDC Mobile International	3 529	355	443	393	454	1 645	307
- Domestic operations	1 933	170	207	174	153	704	168
- European net operators	1 282	176	228	208	269	881	135
- Talkline	314	9	8	11	32	60	4
TDC Switzerland	1 709	290	236	340	691	1 557	249
TDC Directories	22	6	8	8	8	29	4
TDC Cable TV	252	64	55	45	84	248	70
Others [1]	1 718	184	229	106	152	672	292
Capex, total	11 189	1 678	1 924	1 785	2 312	7 699	1 497

1) Includes TDC Services, Belgacom, TDC A/S and eliminations.
Statistics
Group customers and traffic

Customers ('000) (end of period)
		4Q01	1Q02	2Q02	3Q02	4Q02	1Q03

Domestic:
Landline customers including wholesale		3 139	3 134	3 112	3 092	3 076	3 049
Mobile customers including wholesale and Duét		1 896	1 873	1 868	1 935	1 975	2 076
- of which Duét in TDC Solutions		254	255	266	270	272	268
Internet including dial-up, broadband and wholesale		678	731	767	801	834	907
- of which ADSL		111	153	187	219	253	302
- of which Cable-TV Internet customers		25	34	42	50	62	73
Cable-TV customers		828	864	866	870	885	890
Domestic customers, pro rata		6 541	6 601	6 613	6 698	6 770	6 922

International:
Landline customers		1 601	1 619	1 360	1 361	1 382	1 534
- Switzerland		619	647	660	663	671	841
- Others		982	972	700	698	711	693
Mobile customers		4 405	4 429	4 527	4 680	4 771	5 163
- Switzerland		743	795	822	856	893	1 170
- Talkline		1 751	1 692	1 609	1 594	1 713	1 777
- Others		1 911	1 942	2 096	2 230	2 165	2 216
Internet customers		901	638	628	640	661	791
- Switzerland		393	420	411	418	432	557
- Others		508	218	217	222	229	234
International pro rata customers, total		6 907	6 686	6 515	6 680	6 814	7 488
Group customers, total		13 448	13 287	13 128	13 378	13 584	14 410

Traffic volume (million minutes)
		4Q01	1Q02	2Q02	3Q02	4Q02	1Q03
Domestic landline traffic including wholesale		5 597	5 419	5 091	4 756	5 150	5 069
- of which retail voice traffic		2 773	2 700	2 586	2 472	2 563	2 532
International landline traffic		502	498	514	556	515	489
Mobile traffic including wholesale		690	676	762	784	759	765

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and operating income, adjusted to exclude the impacts of one-time items.  EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs.  We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe.  We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, to allow a more complete comparison of our operating performance relative to other companies in the industry.  However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies.  EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flows from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.
TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares : Copenhagen Stock Exchange

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790

Shares : New York Stock Exchange

Reuters TLD.N

Bloomberg TLD US

One ADS represents one half of one common share

ISIN US8723 6N1028

Sedol 2883094.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
May 12, 2003 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations